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FEB 29 2016

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16001911

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 St. James Place, Suite 400
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Wilson, Jr. 832-485-7105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones, LLP
(Name – *if individual, state last, first, middle name*)

4820 Loop Central Dr., Ste 1000, Houston, Texas 77081
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Wilson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SP Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA K. MOORE
My Commission Expires
February 12, 2019

Debra K Moore
Notary Public

W H Wilson
Signature

William H. Wilson, Jr., FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SP SECURITIES LLC
(A Texas Limited Liability Company)

Report of Independent Registered Public Accounting Firm, Financial Statements and Supplementary Information Required by SEC Rule 17a-5

Year Ended December 31, 2015

SP SECURITIES LLC

Table of Contents
December 31, 2015

MJ McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SP Securities LLC

We have audited the accompanying statement of financial condition of SP Securities LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Net Capital Computation as Required by Rule 15c3-1 of the Securities and Exchange Commission contained in Schedule I (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The Supplemental Information is the responsibility of the Partnership's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

McConnell & Jones LLP

Houston, Texas
February 26, 2016

4828 Loop Central Drive, Suite 1000
Houston, TX 77081
Phone: 713.968.1600
Fax: 713.968.1601
WWW.MCCONNELLJONES.COM

SP SECURITIES LLC

Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 2,279,106
Total assets	$ 2,279,106
Liabilities and Member's Equity	
Accounts Payable	$ 2,076,752
Total liabilities	2,076,752
Commitments and contingencies	-
Member's equity	202,354
Total liabilities and member's equity	$ 2,279,106

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC

Statement of Operations
Year Ended December 31, 2015

Revenue		
Fee income	$	4,477,421
Expenses		
Audit and accounting fees		9,441
Bank charges		480
Compensation		4,262,799
Legal		682
Regulatory fees and expenses		39,880
Total expenses		4,313,282
Net Income	$	164,139

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2015

Balance at January 1, 2015	$ 38,215
Net Income	164,139
Balance at December 31, 2015	$ 202,354

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC

Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 164,139
Changes in operating assets and liabilities:	
Increase in accounts payable	2,076,752
Decrease in accounts receivable	6,250
Net cash provided by operating activities	2,247,141
Net increase in cash and equivalents	2,247,141
Cash and equivalents-beginning of year	31,965
Cash and equivalents-end of year	$2,279,106

The accompanying notes are an integral part of this statement.

Note 1 General Information and Summary of Significant Accounting Policies

Description of Business

SP Securities, LLC (the Company) was formed on January 15, 2004, as a Texas Limited Liability Company and its member has limited personal liability for the obligations or debts of the entity. The Company is registered as a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Sage Partners Ltd (Parent).

The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

If necessary, the Parent will provide financial support to the Company sufficient to satisfy its obligations as they become due until at least January 1, 2017.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no income tax expense has been recorded in the financial statements. However, the Company is subject to state income taxes, including the Texas margin tax. Such amounts were immaterial in 2015. Taxable income of the Company is reported on the member's federal tax return. The Company remains subject to examination by U.S. federal and state jurisdictions, for years subsequent to 2012, and upon completion of these examinations, (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

Revenue Recognition and Accounts Receivable

The Company recognizes revenues from commissions/fees generated from facilitating the placement of equity and debt instruments for its clients and from providing financial services. Revenues are recognized when earned. Accounts receivable are reviewed monthly for collectability and any amounts deemed uncollectable are written off to bad debt expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2 Related Party Transactions

Effective April 10, 2004, the Company entered into an Office and Administrative Services Agreement (the "Agreement") with its Parent. The term of the Agreement is for one year and thereafter renewed automatically for successive one year terms unless terminated upon 30 day written notice by either party. Pursuant to the terms of the Agreement, the Company paid $1,200 in fees to its Parent during the year ended December 31, 2015.

Note 3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $202,354, which was $63,904 in excess of its required net capital of $138,450. The Company's net capital ratio was 10.3 to 1.

Note 4 Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2015. Therefore, the statement of changes in liabilities subordinated to claims of general creditors as specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2015.

Note 5 Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

Note 6 Securities Investor Protection Corporation

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has been submitted since the Company generated revenue over $500,000 during 2015.

Note 7 Commitments and Contingencies

Concentrations Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits. The Company places its cash and cash equivalents with financial institutions that are considered high quality financial institutions by the Company's management. At times, such cash investments may be in excess of federally insured limits. The Company had a total of $2,279,106 on deposit in a United States financial institution at December 31, 2015 of which $2,029,106 exceeded the Federal Deposit Insurance Corporate (FDIC) insured amounts.

Note 8 Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, the date the financial statements were available to be issued. In January 2016, the Company made capital distributions of $80,000 to its sole member.

**SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934**

As of December 31, 2015

SCHEDULE I
NET CAPITAL COMPUTATION
AS REQUIRED BY RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION FOR
SP SECURITIES LLC

As of December 31, 2015

COMPUTATION OF NET CAPITAL			
Total assets			$ 2,279,106
Less - total liabilities			2,076,752
Net worth			202,354
Deductions from and/or charges to net worth			
Total non-allowable assets		-	
Other deductions or charges		-	
Total deductions from net worth			-
Net capital before haircuts on securities positions			202,354
Haircuts on securities			
Certificates of deposit and commercial paper		-	
U.S. and Canadian government obligations		-	
State and municipal government obligations		-	
Corporate obligations		-	
Stock and warrants		-	
Options		-	
Arbitrage		-	
Other securities		-	
Undue concentration		-	-
Net capital			$ 202,354

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Net capital requirement, the greater of:			
1/15 of Aggregate Indebtedness	$	138,450	
Minimum Dollar Requirement	$	5,000	$ 138,450
Net capital			202,354
Excess Net Capital			$ 63,904
Aggregate Indebtedness			$ 2,076,752
Excess net capital at 1,000 percent			$ (5,321)
Ratio of aggregate indebtedness to net capital			10.3 to 1
Ratio of subordinated indebtedness to debt/equity total			N/A

There are no differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2015.

MJ
McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Member of
SP Securities LLC

We have reviewed management's statements, included in the accompanying SP Securities LLC Exemption Report for the year ended December 31, 2015, in which (1) SP Securities LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which SP Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) SP Securities LLC stated that SP Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SP Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SP Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McConnell & Jones LLP

Houston, Texas
February 26, 2016

4828 Loop Central Drive, Suite 1000
Houston, TX 77081
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

MJ McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Member of
SP Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by SP Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [bank statements and general ledger details] noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [annual financial statements and FOCUS Report] supporting the adjustments noting no differences.

4828 Loop Central Drive, Suite 1000
Houston, TX 77081
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McConnell & Jones LLP

Houston, Texas
February 26, 2016

SP Securities LLC

Member FINRA · SIPC
1800 St. James Place, Suite 400
Houston, Texas 77056
(832) 485-7105

February 26, 2016

SP Securities, LLC Assertions

SP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

SP Securities, LLC

I, William H. Wilson, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William H. Wilson Jr.
FINOP

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2817*********************MIXED AADC 220
066360 FINRA DEC
SP SECURITIES LLC
1800 SAINT JAMES PL STE 400
HOUSTON TX 77056-4187

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,193.55

B. Less payment made with SIPC-6 filed (exclude interest) (2,007.73)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 9,185.82

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,185.82

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SP Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner
(Title)

Dated the 13th day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,477,421

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -0-

2d. SIPC Net Operating Revenues $ 4,477,421

2e. General Assessment @ .0025 $ 11,193.55

(to page 1, line 2.A.)